UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2024

UC Asset, LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 Peachtree Street NE, Atlanta GA 30308

(Full mailing address of principal executive offices)

(470) 475-1035

(Issuer’s telephone number, including area code)

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements other than statements of historical facts contained in this document, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this document are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions (“Risk Factors”) no matter whether these Risk Factors are described in this document or not. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

UC Asset LP (“UC Asset,” the “Company,” the “Partnership”, “we,” or “us”) is a limited partnership formed on February 01, 2016, under the laws of the State of Delaware.

The business purpose of our Partnership is to invest in real estate for capital appreciation.

Our business model is to invest “innovatively” in real estate, by introducing original investment programs, or by investing in properties before the market situation may experience substantial change due to the emergence of new technologies, new economic factors, and/or new regulations.

Starting from 2021, we have been exploring opportunities to purchase and renovate historic landmark buildings, and may convert them into short-term rental (via platforms such as Airbnb) properties.

Starting from 2023, it has become one of our major businesses to invest in real estate associated with cannabis cultivation.

In September 2024, the Company launched an innovative business model to increase home ownership, especially among socio-economically-challenged groups, through a program utilizing short-term rental (via platforms such as Airbnb) income. This business model is still under development and the Company does not expect revenue from it in the foreseeable future.

Cannabis Property Investment in the State of Oklahoma

On May 01, 2023, we made our first cannabis property investment in 50% ownership of a $3.2 million property in the State of Oklahoma. We hold this investment through AZO Properties LLC(“AZO”), a State of Oklahoma LLC, of which we own 50% preferred membership interest that is non-managerial.

Starting from April 01, 2024, we are receiving $12,000 per month of distributions from AZO. We expect to continue receiving distributions as such, but there is no assurance that this investment will continue to generate this amount or any amount of distributions.

Historic Landmark

In the third quarter of 2021, the company, through its wholly owned subsidiary Atlanta Landsight LLC (“ALS”), acquired the historic Rufus Rose House in downtown Atlanta. The property is a federally registered historic building as it is the oldest residential property and the only standing Victoria-style mansion in downtown Atlanta. After acquisition, ALS partially renovated the interior of the building. As of and by June 30, 2024, ALS held the Rufus Rose House and was applying for a special permit to renovate the whole building. Upon completion of renovation, we may convert this historic landmark into a short-rental property, to be operated via platforms such as Airbnb.

Other Real Estate Investment

Historically, the Company invested in residential properties, residential lots, and farmlands. The Company has exited most investments in these properties. We continued this process in the year 2024 by selling a piece of lot located in Atlanta, GA, for approximately $340,000, in July 2024.

In the previous year, we sold a piece of farmland located in Dallas, TX, for approximately $1,900,000.

As of the date of this report, the Company still holds one residential property. The Company plans to sell this property when the market situation improves, in particular, when the interest rate may be lowered to a level where further interest decrease is unlikely.

The Company also holds two convertible notes of a total principle amount of approximately $564,000 in a real estate management company, Vaycaychella Inc. (OTC: VAYK). The two notes will mature on July 09, 2025, and July 31, 2025, respectively.

Other investment

The Company may from time to time invest less than 10% of its net assets in non-real estate investment products. Currently, the Company holds $200,000 debt against Curative Technology Inc (OTC: CURA). The Note is extended to mature on September 30, 2024. As of and by the end of July 2024, we have received an aggregated amount of $63,000 of payment of monthly interests, including penalties directly arose from monthly interests, on this note. The management of Curative, including its CEO, CFO and a board member has provided personal guarantees for the collection of the monthly payment on this note.

Material Changes in Financial Statements

Change of Revenue

Six Months Period Ended June 30	2024	2023
Operating Revenue	$70,207	$1,846,754
Direct real estate revenue (including sales, dividends)	$24,000	$1,813,600
Indirect real estate revenue (rents, interest on RE based loans)	$28,207	$13,966
Other revenue (loan interest, misc)	$18,000	$19,188
Other Income	$3,315	$40,372
Gain on settlement of loan payable	-	$40,372
Miscellaneous other income	$3,315	-
Total Revenue	$73,522	$1,887,126

Our revenue decreased from $1.887 million for the six months ended June 30,2023, to $73,522 for the six months ended June 30, 2024, mostly because we sold a property for a net proceed of $1.813 million in the first half of 2023, whereas we sold no properties for the six months ended June 30, 2024.

Since our business goal is to invest for capital appreciation, we only sell a property when we believe that it has reached its potential of value appreciation, which is highly dependent on the overall market situation which is beyond our control and may not follow any patterns. Our sales revenue, therefore, is highly volatile year-over-year.

Another factor contributing to our revenue change is that we had a gain on settlement of loan payable in the six months ended June 30, 2023. This was a one-time income, which added to the year-over-year volatility of our revenue.

Change of Cost

Six Months Period Ended June 30	2024	2023
Cost of Revenue	$-	$1,350,000
Cost of real estate sales	$-	$1,350,000
Operating Expenses	$113,611	$192,033
Management Fees	$47,033	$49,900
Professional fees	$23,077	$71,218
Other General and Administrative	$43,501	$53,801
Depreciation	$-	$17,114
Other Expenses	$16,675	$2,185
Loss on joint venture investment	$1,000	-
Interest Expenses	$15,675	$2,185
Total Expenses	$130,286	$1,544,218

Our cost of revenue decreased from $1.35 million for the six months ended June 30,2023, to $0 for the six months ended June 30, 2024, mostly because we sold a property which carried a cost of $1.35 million in the first half of 2023, whereas we sold no properties in the first half of 2024.

Our operating expenses continued to decrease significantly for the six months ended June 30, 2024, compared to the same period in 2023. Total operating expenses decreased approximately 41% year over year for the reporting period. This is on top of the 55% decrease for the six months ended June 30, 2023, over the same period in 2022.

In other words, our total operating expenses decreased by 73% in the past two years, over the same reporting period, which is the first half of calendar year.

This reflects the continuous effort of management to cut operating costs, including continuous reduction of management fees, as well as professional fees.

We reported higher interest expenses for the first half of year 2024, because we borrowed several short-term loans to cover our operating expenses. Most of the short-term loans had been paid off by June 30, 2024, and we expect our interest expenses will drop significantly for the second half of year 2024.

Changes of Gross Margin and Net Income

Six Month Period ended June 30	Gross Margin	Net Income(loss) from Operations	Net Income	Net Income Per Common Unit
2024	$70,207	$(43,404)	$(56,764)	$(0.01)
2023	$496,754	$304,721	$342,908	$0.06

The changes in our gross margin and net income are mostly the result of changes in our gross revenue and operating expenses. In addition, we booked $40,372 other income, mostly from the gain of settlement of a loan, in the first half of year 2023; whereas we only booked $3,315 other income in the first half of year 2024. We also reported higher interest expenses for the first half of year 2024 than for the first half of year 2023.

Other Material Changes in Financial Statements

 Over the reporting period, our current assets increased from approximately $1.28 million as of and by December 31, 2023, to approximately $1.40 million as of and by June 30, 2024. This is mostly the result of increase in our cash reserve, increase in our loan receivables from third parties, and increase in our loan receivables from related parties.

Liquidity and Capital Resources

Cash Flows

As an investor, we usually do not manage the daily operation of any of our portfolio property. Except for some insignificant and non-material operative activities, we intend to form partnerships with third party operators or managers to conduct our daily business. We usually require the third party to bear related operating costs.

Meanwhile we apply a disciplined investment strategy, under which we will usually make new investments only when we have cash available.

Under such a business model, we don’t usually have cash commitments of significant amounts, except for 1) management fees and professional fees, which are usually stable and predictable period-to-period; and 2) due amount of our debt financing.

Despite the limited amount of cash commitments, we believe that the cash reserve of the Company had dropped to a concerning level of $3,131, by the end of the year 2023. Management made several attempts to increase our cash position, including to borrow short-term loans. By the end of the first half of year 2024, our cash position improved to $18,590. This is still not a comfortable level of cash reserve, in the opinion of our management. Management has continued and will continue to work and improve our cash position in the second half of 2024, to include selling a piece of lot in July 2024, which we originally intended to develop.

The following table shows a summary of our cash flows for the periods set forth below.

	6 Months Ended June 30, 2024	6 Months Ended June 30, 2023
Net cash provided by (used in) operating activities	$(81,959)	$848,863
Net cash provided by (used in) investing activities	$(82,585)	$131,405
Net cash provided by (used in) financing activities	$180,000	$(400,000)
Cash at beginning of period	$3,131	$168,955
Cash at end of period	$18,590	$749,223

Net Cash (Used in) Provided in Operating Activities

Our net cash from operating activities decreased to negative $81,959 in the first half of 2024, from positive $848,863 in the first half of 2022. This is mostly the result of i) out net income decreased from positive $342,908 in the first half of 2023, to a negative $56,764 in the first half of 2024; ii) we received a cash inflow of $560,000 of cash inflow from insurance claims in the first half of 2023, and did not receive anything similar in the first half of 2024; and iii) other less significant factors.

Net Cash (Used in) Provided by Investing Activities

Our net cash provided by investing activities is primarily the result of cash received from divesting our existing portfolio assets (including properties and loans), reduced by cash used for investing in new portfolio assets.

For the six months ended June 30, 2023, the most significant sources of our net cash provided by investing activities are: i) the sale of farmland in Texas for net proceeds of approximately $1,814,000; ii) we invested approximately $1.56 million of cash in portfolio properties, including our first cannabis property in the State of Oklahoma; and iii) we invested $120,000 in a 10% equity ownership in our general partner.

For the six months ended June 30, 2024, the most significant sources of our net cash provided by investing activities are our investing into portfolio loans, which are mostly convertible notes issued by a company operating short-term rental properties.

Net Cash Provided by Financing Activities

For the six months ended June 30, 2023, net cash provided by financing activities was primarily the result of paying off a construction loan of $400,000.

For the six months ended June 30, 2024, net cash provided by financing activities was primarily the result of repayment of a short-term loan of $50,000, and the reception of three short-term loans of the amounts of $50,000, $60,000 and $120,000 respectively.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management (AUM) as of the last day of our preceding fiscal year.

As of and by July 31, 2024, the Company has only one outstanding debt, which is a promissory note issued to Barry Ginsberg, of a principal amount of $60,000 and bearing an interest rate of 12%.

Capital Resources

Since March 2020, we have not raised any capital. The Company bought back shares from a number of investors for a total amount of approximately $90,000, in the year 2021. The Company also redeemed $300,000 series-A preferred shares in July 2022. We made a $544,000 distribution in the year 2022. Altogether, our available capital has decreased by $934,000 since the year 2021.

The Company may raise more capital through private or public offering of its partnership interests. There are no guarantees, however, that the Company will be able to do so.

Debt financing

As of and by July 31, 2024, the Company has only one outstanding debt, which is a promissory note issued to Barry Ginsberg, of a principal amount of $60,000 and bearing an interest rate of 12%.

Trend information

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, in our industry, or to the macro economy, which had impacts on our continuing operations, particularly on our portfolio investments.

Interest Rate May Remain at Relatively High Level

The Federal Reserve has raised interest rate multiple times since the year 2021. High interest rate has slowed down the real estate market. For most part of the year 2023, the whole real estate industry slowed down due to higher interest rate. According to a report published in January 2024, by the National Association of Realtors, existing U.S. home sales totaled $4.09 million in 2023, an 18.7% decline from 2022. That is the weakest year for home sales since 1995 and the biggest annual decline since 2007, which was the start of the housing slump of the late 2000s. In September 2024, the Federal Reserve has cut the interest by 50 points. However, interest rate still remains at relatively high level, and may continue so in the foreseeable future.

Unit Pricing for Regulated Cannabis Products

Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others, which compresses operating margins for operators. As a result, certain regulated cannabis operators have recently announced that they are consolidating operations or shuttering certain operations to reduce costs, which if prolonged, could have a material negative impact on operators’ demand for cannabis properties.

Inflation and Supply Chain Constraints

The U.S. economy is experiencing a sustained increase in inflation rates, which we believe is negatively impacting tenants of cannabis facilities. This inflation has impacted costs for labor and production inputs for regulated cannabis operators, in addition to increasing costs of construction for development and redevelopment projects. Ongoing labor shortages and global supply chain issues also continue to adversely impact costs and timing for completion of these development and redevelopment projects, which in turn may result in cost overruns and delays in collecting rent from cannabis properties.

Critical accounting estimates

We have no critical accounting estimates for the foreseeable future.

Item 2.	Other Information

Change of Management

On April 2023, Mr. Greg Bankston resigned his position as a managing member of UCF Asset LLC; however, he remains a member of UCF Asset LLC. On April 25, 2023, Mr. Jason Armstrong was hired as manager of UCF Asset LLC. On December 2023, Bankston sold all his position in UCF Asset LLC back to UC Asset LP, and stop being a member of UCF Asset LLC. At the same time, Jason Armstrong became a 10% member of UCF Asset LLC.

Jason Armstrong had worked as a contracted project director for UC Asset since the year 2021. He is the founder and manager of EES Contracting, which he started in 2004 as a site development company, and expanded into a licensed new construction and high-end remodeling business in the year 2008. Mr. Armstrong also worked as a project management consultant to multiple real estate investment groups between 2012 and 2018, assisting in creating budgets, schedules, and handling accounting on construction projects both in the metro Atlanta area and across the country.

Issuance of 500,000 Series B Preferred Units

In connection with the acquisition of our fifty percent ownership in an Oklahoma City cannabis property, we issued 500,000 shares of our series B preferred units (“Series B”) to the seller as part of the purchase price. Each Series B share carries a face value of $1.20, and therefore the Series B shares issued to the seller have a total face value of $600,000. Each share of Series B may be converted into one share of common units, subject to certain terms and conditions. The certificate of series B preferred units, which contains the terms and conditions of conversion among other matters, is filed along with our Form 1-SA dated August 21, 2023, as Exhibit 3.4 to that report, of which the link is provided as Exhibit 3.4 to this report.

Settlement of Regulatory Action against the Company by the State of Washington

On February 27, 2023, the Department of Financial Institutions (“DFI”), State of Washington issued a Statement of Charges and Notice of Intent to Enter Order of Cease and Desist, to Impose Fines and to Charge Costs (the “Statement of Charges”) against the Company and Mr. Xianghong Wu. In the Statement of Charges, DFI stated that, during our Initial Public Offering (“IPO), which was conducted under Regulation A plus (“Reg A+”) and was qualified at the federal government level by the Security and Exchange Commission (“SEC”), and which occurred in the year 2018, our Company failed to register the IPO with the State of Washington and made one sale in the State of Washington, and hence violated the statue RCW.21.20.140 of the State of Washington.

On November 03, 2023, DFI of State of Washington, the Company and Mr. Xianghong Wu reached a Consent Order, which settled all the matters in the Statement of Charges, on a “neither admit nor deny” basis, in exchange for the Company and Mr. Xianghong Wu to pay a fine of $5,000 each. Further, the Consent Order states that, except in any action by the Securities Division of the Washington State DFI, the Consent Order is not intended to be used as an admission of or evidence of any fault, omission or liability of either UC Asset LP, Xianghong Wu, or any of their agents and employees, in any civil, criminal, arbitration, or administrative proceeding.

Related Party Transaction

On April 25, 2023, Mr. Jason Armstrong was hired as manager of UCF Asset LLC. On December 2023, Jason Armstrong became a 10% member of UCF Asset LLC.

Before Mr. Armstrong joined UCF Asset LLC, his company, EES Engineering LLC, had worked as a contractor to UC Asset LP. For the period starting from April 26 till December 2023, EES Engineering LLC continued working with UC Asset LP, and received a total amount of $144,047 under contracts with UC Asset LP, out of which $75,717 was to fulfil the contracts signed before Mr. Armstrong became the manager of UCF Asset LLC, while a total amount of $68,330 was received under contracts signed after Mr. Armstrong served as the manager of UCF Asset LLC.

For the six months ended June 30, 2024, EES Engineering was contracted and compensated by UC Asset LP for a total amount of $5,882.

Item 3.	Financial Statements

UC ASSET, LP

Consolidated Balance Sheets

(unaudited)

	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,590	$3,131
Accounts receivable	-	2,500
Real estate held for sale	340,006	340,006
Loan receivable, third parties	230,000	218,000
Convertible loans receivable, third parties	539,520	461,166
Loans receivable, related parties	247,999	216,702
Prepaid expenses and other assets	19,965	34,107
Total current assets	1,396,080	1,275,612

NON-CURRENT ASSETS
Property and equipment, net	-	-
Real estate held for sale	980,176	979,040
Real estate held for rental, net of accumulated depreciation	-	-
Real estate held for renovation/remodel	-	-
Investments in joint ventures	3,536,717	3,537,717
Total non-current assets	4,516,893	4,516,757

Total Assets	$5,912,973	$5,792,369

LIABILITIES AND PARTNERS= CAPITAL
CURRENT LIABILITIES
Accounts payable and accrued expenses	$-	$5,817
Due to related party	41,147	41,146
Short-term notes payable, third party	235,183	52,000
Total current liabilities	276,330	98,963

Total Liabilities	276,330	98,963

PARTNERS= CAPITAL
Series B preferred units, 500,000 and 0 issued and outstanding at December 31,2023 and 2022	600,000	600,000
Common units 5,485,025 and 5,485,025 issued and outstanding at December 31,2023 and 2022	5,036,643	5,093,406

Total Partner=s Capital	5,636,643	5,693,406

Total Liabilities and Partners= Capital	$5,912,973	$5,792,369

UC ASSET, LP

Consolidated Statements of Operations

Six Months Ended June 30,

(unaudited)

	2024	2023
INCOME
Direct real estate revenue (including sales, dividends)	$24,000	$1,813,600
Indirect real estate revenue (rents, interest on RE based loans)	28,207	13,966
Other revenue (loan interest, misc)	18,000	19,188

Total income	70,207	1,846,754
COST OF SALES
Cost of sales	-	1,350,000

Total cost of sales	-	1,350,000

Gross Margin	70,207	496,754
OPERATING EXPENSES
Management fees	47,033	49,900
Professional fees	23,077	71,218
Other operating expenses	43,501	53,801
Depreciation	-	17,114

Total operating expenses	113,611	192,033

Net income/(loss) from operations	(43,404)	304,721
OTHER INCOME (EXPENSE)
Gain on settlement of loan payable	-	40,372
Miscellaneous other income	3,315	-
Loss on joint venture investment	(1,000)	-
Interest expense	(15,675)	(2,185)

Total other income (expense)	(13,360)	38,187

Net income	$(56,764)	$342,908

Net income per common unit	$(0.01)	$0.06
Weighted average common units outstanding	5,485,025	5,485,025

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statement of Changes in Partners= Capital

For the six months ended June 30, 2024

(unaudited)

	Limited Partners Common Units	Limited Partners Preferred B Units	Limited Partners Common Units Amount	Limited Partners Preferred B Units Amount	Total Partners= Equity

BALANCE, January 1, 2024	5,485,025	500,000	$5,093,407	$600,000	$5,693,407

Net loss	-	-	(56,764)	-	(56,764)

BALANCE, June 30, 2024	5,485,025	500,000	$5,036,643	$600,000	$5,636,643

UC ASSET, LP

Condensed Consolidated Statement of Partners= Capital

For the six months ended June 30, 2023

(unaudited)

	Limited Partners Common Units	Limited Partners Preferred B Units	Limited Partners Common Units Amount	Limited Partners Preferred B Units Amount	Total Partners= Equity

BALANCE, January 1, 2023	5,485,025	-	$4,989,290	-	$4,989,290

Sale of Preferred Series B units	-	500,000	-	600,000	600,000
Net income	-	-	342,908	-	342,908

BALANCE, June 30, 2023	5,485,025	500,000	$5,332,198	$600,000	$5,932,198

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Cash Flows

Six Months Ended June 30,

(unaudited)

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(56,764)	$342,908
Adjustments to reconcile net income (loss) to net cash used in operating activities:
(Gain) loss on settlement of loan payable	-	(40,371)
Miscellaneous other income write offs	(3,315)
Amortization of prepaid expense	21,370	9,947
Loss on joint venture investment	1,000	-
Depreciation and amortization	-	17,114
Changes in working capital items
Accrued interest receivable	(46,813)	(12,000)
Insurance claim receivable recovered	-	560,000
Prepaid expense	(7,228)	(28,735)
Accounts payable and accrued expenses	4,604	-
Accrued interest payable	5,185	-
Net cash used in operating activities	(81,959)	848,863
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio loans	(81,445)	(16,000)
Investment in portfolio properties	(1,137)	(1,556,739)
Investments in joint ventures	-	(120,000)
Proceeds from sale of portfolio properties	-	1,813,600
Repayments of portfolio loans	-	10,544
Net cash provided by (used in) investing activities	(82,582)	131,405
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loan	230,000	-
Repayment of short-term loan	(50,000)	-
Repayment of mortgage	-	(400,000)
Net cash provided in financing activities	180,000	(400,000)
Net decrease in cash and cash equivalents	15,459	580,268
CASH and cash equivalents, beginning of period	3,131	168,955

CASH and cash equivalents, end of period	$18,590	$749,223
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid in cash	$14,675	$2,185
Non-Cash Financing Activities:
Exchange of Preferred B units for land	$-	$600,000

 The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the Partnership or UCASU) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016. The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation The Partnership prepares its financial statements on the accrual basis in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America (“U.S.”) as promulgated by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b) Principles of Consolidation The Partnership’s consolidated financial statements include the financial statements of UC Asset, LP and its wholly owned subsidiaries: Atlanta Landsight, LLC and SHOC Holdings LLC. All inter-company balances and transactions have been eliminated.

(c) Use of estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and equivalents The Partnership considers all highly liquid instruments with original maturities of three (3) months or less to be cash equivalents. UCA had no financial instruments that qualified as cash equivalents at June 30, 2024 and December 31, 2023.

(e) Investments The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short-term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their historical cost, except for investments in marketable equity securities held for sale, which are marked to market value at each period end.

(f) Federal Income taxes As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(g) Revenue Recognition The Partnership recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a partnership should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the partnership expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(g) Revenue Recognition, continued

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Partnership satisfies a performance obligation

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.

When determining the transaction price, an entity must consider the effects of all of the following:

Variable consideration

Constraining estimates of variable consideration

The existence of a significant financing component in the contract

Noncash consideration

Consideration payable to a customer

The Partnership generates revenues from three main sources as indicated below:

1.	Income from Sale of Real Estate: Revenues from the sale of real estate are recognized when the risks and rewards of ownership are transferred to the buyer. This typically occurs upon delivery of the property and when significant risks and rewards associated with ownership are transferred.

2.	Interest Income from Granting Loans: Revenues from interest income on loans are recognized over time as the interest accrues, typically using the effective interest rate method. Under this method, interest income is recognized based on the carrying amount of the loan and the effective interest rate as per the loan agreements. Interest income is accrued and recognized in the income statement as it is earned over the period of the loan.

3.	Income from Rental Properties: Revenues from rental properties are recognized over time as the rental services are provided. Rental income is recognized on a straight-line basis over the term of the lease.

(h) Related Party Transactions Under ASC 850 Related Party Transactions an entity or person is considered to be a related party if it has control, significant influence or is a key member of management. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties. UCA, in accordance with ASC 850, presents disclosures about related party transactions and outstanding balances with related parties. See Note 4.

(i) Equity Method Investments The Partnership accounts for investments in which it has a non-controlling interest, yet has significant influence over the entity, using the equity method of accounting, whereby UCA records its pro-rata share of earnings, contributions to and distributions from joint ventures as adjustments to the investment balance in Other Long Term Assets on its Consolidated Balance Sheets. The pro-rata share of earnings is also recorded in Other Income (Loss), net, on its Consolidated Statement of Operations. ASC 323 requires that joint ventures be accounted for using the equity method. UCA has two effective joint venture agreements.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(j) Property and equipment All property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from their respective accounts, and the resulting gain or loss is included in the results of operations. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred. UCA has had property held for rental, which ASC 360 requires to be accounted for in the same manner. UCA’s estimated useful lives of property, plant and equipment are generally:

Fixed Assets - 3 years

Buildings - 30 years

(k) Assets Held For Sale Assets and liabilities to be disposed of that meet all the criteria to be classified as held for sale are carried at the lower of their historical cost or fair value less costs to sell. UCA did not record any impairment charges related to assets held for sale during the six months ended June 30, 2024, and 2023. Assets are not depreciated or amortized while they are classified as held for sale. See Note 9.

(l) Reclassification Certain prior period items have been reclassified to conform with the current period presentation.

(m) Recent Accounting Pronouncements The Partnership has considered recent Accounting pronouncements during the preparation of these financial statements and determined that although some may become applicable for the Partnership in the future, none were determined to have an impact on UCA’s current financial statements.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

June 30, 2024	Level 1	Level 2	Level 3	Total
Note receivable, related party	$-	$-	$247,999	$247,999
Note receivable	-	-	230,000	230,000
Convertible notes receivable	-	-	539,520	539,520
Investment in joint ventures	-	-	3,536,717	3,536,717
Notes payable	-	-	235,185	235,185
Total	$-	$-	$4,789,421	$4,789,421

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(d) Fair value measurements, continued

December 31, 2023	Level 1	Level 2	Level 3	Total
Note receivable, related party	$-	$-	$216,702	$216,702
Note receivable	-	-	218,000	218,000
Convertible notes receivable	-	-	461,166	461,166
Investment in joint ventures	-	-	3,537,717	3,537,717
Note payable	-	-	52,000	52,000
Total	$-	$-	$4,485,585	$4,485,585

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

a) Cash Funds held by the Partnership are deposited in financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Partnership’s cash balance was not in excess of FDIC insured limits at June 30, 2024 and December 31, 2023.

b) Notes receivable The Partnership holds various notes receivable, from related parties and third parties. The note issuers demonstrate their willingness and ability to repay as agreed. Approximately $539,000 of these notes are convertible into common stock of a publicly traded company at a discount to the then market price of the stock, at UCA’s option. At June 30, 2024, the quoted market price less the discount applied results in a number of shares issuable upon conversion having a value greater than the note balance.

NOTE 5 - INSURANCE CLAIM RECEIVABLE

As of December 31, 2022, the Partnership reported insurance claim receivable related to a fire incident that occurred on December 8, 2022, resulting in total loss damage to its property. The insurance claim receivable represents the amount of $560,000 approved by the insurance company.

During the six months ended June 30, 2023, the Partnership received $560,000 as settlement for the insurance claim related to the property damage.

NOTE 6 - MARKETABLE EQUITY SECURITIES

During fiscal year ending December 31, 2023, the Partnership held 100 million common shares of an unrelated publicly traded company. In 2023, there was a note payable outstanding to the same party, See note 12. The partnership redeemed the 100 million shares for settlement of the $208,120 note payable owed to this third party triggered by the third party’s failure to maintain its OTC Pink Current Information status for 90 consecutive days. The shares had a book value of $100,000 and were exchanged for the settlement of the note payable of $208,120 owed to the third party, resulting in a gain of $108,120 recorded as gain on settlement of loan in the financial statements. This transaction was governed by the terms outlined in the amended agreement between the Partnership and the third party. On June 30, 2024 and December 31, 2023, there were no marketable securities held and the related note payable has $0 balance.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 B LOANS RECEIVABLE

In January 2024, the Partnership advanced $60,000 to a third party for a note receivable carrying an 8% interest rate and maturity of January 21, 2025. This note was repaid in July 2024. At June 30, 2024, the outstanding principal balance was $60,000 and accrued interest was $1,154.

In April 2023, the Partnership advanced $16,000 to a third party for a note receivable carrying an 8% interest rate and maturity of December 11, 2023, which has been extended to June 30, 2024. This note was repaid in July 2024. At June 30, 2024 and December 31, 2023, the outstanding principal balance was $16,000 and accrued interest was $1,446 and $806.

In May 2022, the Partnership advanced $200,000 to a third party for a note receivable carrying an 8% interest rate and maturity of November 27, 2022, which was extended to May 27, 2023, and then to December 16, 2023, with a change of the interest rate to 18%, and was further extended to January 31, 2024. In January 2024, the maturity was extended to July 31, 2024, and an amount of $6,000 was due and paid as a penalty for the additional extension. In August 2024, it was extended to September 30, 2024. At June 30, 2024 and December 31, 2023, the outstanding principal balance was $200,000 and accrued interest was $30,000 and $18,000.

On March 04, 2020, a borrower issued a promissory note with a principal amount of $400,000 to the Partnership, bearing interest at a rate of 1.75% per quarter and a maturity date of March 04, 2023. At December 31, 2022, the note receivable had an outstanding principal balance of $400,000 and accrued interest of $79,148. On January 31, 2023, the partnership entered into a four-party security exchange agreement (Swap agreement). Through the swap agreement, the partnership cancelled the promissory note receivable of $400k from the borrower and received a Convertible note receivable of $414,000 (Principal and accrued interest) from a third party publicly traded company. There was as difference in accrued interest exchanged in the amount of $65,148, which was recognized in the income statement as a loss on settlement of loan receivable. The convertible promissory note issued in the amount of $414,000 bearing interest rate of 8% per annum and has a maturity date of January 30, 2024. The promissory note can be converted into the common stock of the resulting borrower which is tradeable on the OTC Market. In January 2024, the maturity was extended to July 31, 2024. As of June 30, 2024, and December 31, 2023, the outstanding principal balance was $414,000 and accrued interest balance was $46,920 and $30,360. At the date of this report the note is still outstanding and is in default. UCA is negotiating another amendment for a maturity extension with the borrower.

NOTE 8 B LOANS RECEIVABLE RELATED PARTIES

On May 15, 2019, the partnership filed Form 1-U to convert the partnership into Qualified Opportunity Fund (QOF). On June 10, 2019, the partnership issued a promissory note receivable to UCF Asset LLC, the General Partner, (GP), for $100,000 at an interest rate of 0.375% per month, non-compounded which carried a maturity date of the earliest date of 1) when the Partnership raised $20 million proceeds through the issuance of preferred shares; OR 2) June 10, 2021. The promissory note was an advance for the purpose of raising funds for the partnership to convert to a QOF.

On June 19, 2020, the partnership withdrew its plan to convert to a QOF. This resulted in a new repayment schedule in accordance with the Resolution to General Partner Advancement Repayment Plan. The terms of repayment were that the principal amount of $50,000, and the accrued interest of $1,500 were due from the GP by June 30, 2020. The remaining principal amount of $50,000, and accrued interest of $1,500, is to be repaid in instalments equal to ten percent (10%) of the GP’s management fee on a quarterly basis. Any outstanding balance of the unpaid advancement bear non-compounded interest quarterly at rate of 1%. The new repayment schedule commenced on July 01, 2020. On December 31, 2022, the outstanding principal due from GP was $10,544. The principal and accrued interest was received during 2023. On June 30, 2024 and December 31, 2023, there was no loan receivable outstanding due from GP.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - LOANS RECEIVABLE RELATED PARTIES, continued

On January 31, 2023, the partnership entered into a Joint Venture (JV) agreement with GEB LLC. The JV agreement stated that any payments by partnership for direct or indirect costs related to the improvement of the contributed property, was to be recorded as a loan receivable due from the JV to the Partnership. The loan receivable has an interest rate of 9% per annum, charged monthly at a rate of 0.75% per month. At June 30, 2024 and December 31, 2023, the outstanding principal balance is $224,416 and $202,971 and the accrued interest is $23,583 and $13,731. There is no specified maturity date, nevertheless, repayments are to be made when the other party to the JV makes capital contributions. See Note 10.

NOTE 9 - REAL ESTATE

(a) Real Estate held for sale

(i) Property A, Sandy Springs, GA B In June 2020, the partnership, through its wholly owned subsidiary Atlanta Landsight LLC, entered into an assignment agreement of economic rights & operational rights with an unrelated person to purchase this residential property. Prior to the date of purchase of property, the company agreed to pay the unrelated party $337,500 for the economic rights & operational rights of the property permitting the company to use the property prior to a transfer of title. After the transfer of rights, the value of this property was increased due to improvements made to the property. The Company held this real estate property for rental purposes. At December 31, 2022, the property had a value of $495,367 and an accumulated depreciation of $22,656. On January 17, 2023, the company paid the remaining first mortgage balance of $380,924 which cleared the lien on the property. The unrelated party was obligated to sell the property to the company for $1. After the purchase of property, the value of this property was increased due to improvements made to the property by UCA and designating it as a property for sale. The capitalized value of the property was $979,040 on December 31, 2023, and no depreciation was charged during the year 2023 as the property was held for sale for the entire year. At December 31, 2023, there was no real estate held for rental.

(ii) Texas Land - In August 2022, the partnership through its wholly owned subsidiary Atlanta Landsight LLC (ALS), purchased land in Texas with a convertible promissory note owed by ALS in the amount of $1,097,250 and a short term note of $252,750. On December 31, 2022, ALS received and accepted an offer to sell the land to a third party for $1.9 million in cash. In January 2023, ALS closed on the sale of the Texas property and received approximately $1.9 million in cash. At June 30, 2024 and December 31, 2023, $0 and $0, respectively, property value was reported on the balance sheet pertaining to this property.

(iii) Atlanta Land - In November 2022, the partnership, through its wholly owned subsidiary SHOC LLC (SHOC) received an offer to sell a property that it was renovating for $1.05 million. In December 2022, before the closing of the sale was to occur the property was totally destroyed by fire. SHOC and the property insurance company agreed to a cash settlement of $560,000 from its insurance coverage. As a result, SHOC reclassified the remaining property value of $295,465, as Real estate held for sale. This pertains to the land value as the building and any attachments were destroyed by the fire. In 2023, SHOC paid approximately $45,000 to clear the debris left by the fire, this amount has been capitalized in the book value of the land. At June 30, 2024 and December 31, 2023, the property value is reported on the balance sheet at $340,006 and $340,006, respectively.

b) Real Estate held for renovation/remodel/rebuild

(i) Rufus Rose House B In July 2021, the partnership through its wholly owned subsidiary Atlanta Landsight LLC, purchased the Rufus Rose House for $1,650,000. After the purchase of the property, the value of this property was increased due to improvements made to the building to make the building ready for use. As of December 31, 2022, the Company held real estate for renovation with a value of $1,838,719. On January 31, 2023, the Company contributed this property as capital contribution to the Rufus Rose House Joint Venture. See Note 10. At December 31, 2023, there was no real estate held for renovation/remodel/rebuild.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 - INVESTMENT IN JOINT VENTURES

1.	Rufus Rose House Joint Venture

On January 31, 2023, Atlanta Landsight, LLC (ALS) and Great Estate Builders LLC (GEB) formed an unincorporated joint venture, Rufus Rose House Joint Venture (JV) for the purpose of operating a venture to improve, rent and possibly eventually sell the Rufus House Property. In accordance with the terms of agreement both the parties have Joint control over the JV.

ALS contributed property, Rufus House for the value of $1,838,719 and converted the $100,000 loan previously owed as capital contribution. The company determined the estimated fair value of the consideration paid to be $1,938,719.

RRH JV Balance at Inception	$-
Asset Contribution	1,938,719
Asset distribution	-
Profit or Loss from JV	-
Balance at June 30, 2024 and December 31, 2023	$1,938,719

Additionally, the JV agreement allows ALS to accrue a loan receivable for any payments made by it to cover any direct or indirect cost related to the improvement of the contributed Property, See Note 8.

2.	AZO Property LLC

On April 3, 2023, the partnership formed an Oklahoma Limited liability Company (AZO) and contributed $1 million in cash.

On May 01, 2023, the partnership and a third party entered into a Securities Exchange Agreement for the partnership to issue 500,000 of its Series B Preferred units at $1.20 per unit and 50% equity interest in AZO, a wholly owned subsidiary, valued at $600,000 to a third party for the acquisition of 50% equity interest in FR-UCA LLC. FR-UCA holds a parcel of land in Oklahoma and has no other asset or liability. The land was valued at $2.2M at time of Purchase. This exchange resulted in the partnership holding 50% equity interest in AZO and 50% equity interest in FR-UCA, and the third party holding 50% equity interest in FR-UCA, 50% of AZO and 500,000 units of the partnership. This exchange resulted in the partnership losing the controlling interest in AZO and acquiring significant influence in AZO. This resulted in the partnership accounting for AZO as an equity investment from the date of the exchange agreement.

On May 01, 2023, after the exchange, the partnership and the third party amended the operating agreement of AZO. The terms of the new agreement require both the partnership and the third party to transfer their 50% equity interest in FR-UCA to AZO as capital contribution. This resulted in FR-UCA become the wholly owned subsidiary of AZO. The total Capital contribution in AZO is $3.2 million which is comprised of $1 million in cash and $2.2 million in fair value of the property. The partnership holds 50% equity interest in AZO with the Investment in AZOP valued at $1.6 million.

Below is the summary of changes to the investment value:

AZOP Balance at Inception	$-
Asset Contribution	1,600,000
Asset distribution	-
Profit / (Loss) from JV	(2,002)
Balance at June 30, 2024 and December 31, 2023	$1,598,998

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - NOTES PAYABLE

On April 23, 2024 the Partnership, through its wholly owned subsidiary, issued a $120,000 secured promissory note to a third party carrying an 13.5% interest rate, payable monthly, with a maturity date of May 1, 2025. At June 30, 2024 the principal balance was $120,000 with $315 of accrued interest.

On March 22, 2024 the Partnership issued a $60,000 secured promissory note to a third party carrying an 18% interest rate with a maturity date of June 21, 2024. At June 30, 2024 the principal balance was $60,000 with $2,870 of accrued interest.

On January 1, 2024 the Partnership issued a $50,000 promissory note to a third party carrying an 18% interest rate with a maturity date of March 29, 2024. On March 25, 2024 the Partnership repaid this note, including accrued interest of $2,250. At June 30, 2024 the principal balance was zero.

On November 13, 2023, the Partnership issued a $50,000 secured promissory note to a third party carrying a 2% monthly interest rate with a maturity date of February 12, 2024. At December 31, 2023, the outstanding principal balance was $50,000 and accrued interest was $2,000. The accrued interest was defaulted, and a settlement agreement was made on April 12, 2024, after the partnership paid $7,000 for accrued interest owed. On this date, partnership also issued a new note converting any balance owed of the previous note into the initial principal of the new note. The new note bears interest at a rate of 2% per month and matures on July 12th, 2024.

On September 26, 2022, the partnership issued an unsecured promissory note to a third party for $225,858 bearing interest at a rate of 0% for 45 days, with a maturity date of November 10, 2022. On November 11, 2022, the partnership and the third party amended the original agreement changing the maturity date to November 10, 2024 and the interest rate to 8% per annum, non-compounded, after the partnership made a payment of $17,737, resulting in a note payable balance of $208,121. The amended agreement included a new clause which provided the partnership the ability to exchange 100 million restricted common shares of the note holder, held by UCA in full satisfaction of the outstanding balance of the note payable if the third party=s fails to maintain its Current OTC Pink Information status for 90 consecutive days. See note 6. At June 30, 2024 and December 31, 2023, this note payable has a zero and zero balance, respectively.

NOTE 12 - DUE TO RELATED PARTY

In the normal course of business, the partnership may make payments on behalf of related parties or advance funds, and likewise a related party may make payments on behalf of the partnership or advance funds for operations. At June 30, 2024 and December 31, 2023, the partnership had an outstanding balance of $41,146, due to a related party. This amount is non-interest bearing and payable on demand.

NOTE 13 MORTGAGE LOAN

On June 28, 2021, the partnership, through its wholly owned subsidiary SHOC Holdings LLC, entered into a mortgage loan agreement for $400,000 with a financial institution to purchase a building located at Atlanta, GA See Note 9a(iii) bearing a variable interest rate, computed as follows - index rate (3.25% per annum at the time of obtaining loan) plus margin of 1% per annum, with a maturity date of July 5th, 2022 which was extended to July 25, 2023. On January 24, 2023, the Partnership fully paid the mortgage loan of $400,000. The repayment was made in accordance with the loan agreement’s terms, ensuring the release of the lien on the property. At December 31, 2023, there was no mortgage loan and no lien on the property.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 B RELATED PARTY TRANSACTIONS

Management fees

The Partnership pays annual management fees to UCF Asset LLC, (UCFA). Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $47,033 and $49,900 for the six months ended June 30, 2024, and 2023, respectively.

Loans and advances

The Partnership has provided loans and received advances from related parties. (See Notes 8 and 12)

NOTE 15 - PARTNERS’ CAPITAL

The Partnerships capital structure consists of one General Partner and 72 limited partners. The Partnerships total contributed capital since inception was $8,006,004 at December 31, 2023, and 2022. The limited partner common units issued and outstanding are 5,485,025 at December 31, 2023, and 2022.The limited partner preferred Series B units are 500,000 and 500,000 on June 30, 2024, and December 31, 2023, respectively. The Partnership holds $0 and $120,000 general partner LLC units on June 30, 2024 and December 31, 2023, respectively. No general partner units exist, as the GP is not legally a partner and has contributed no capital.

The Series B Preferred Units carry the following rights and privileges:

-	Carry no automatic dividend rights, the LP can elect to declare a dividend for the Series B.

-	Carry no voting rights.

-	Preference for dividends and in liquidation over common units and any other preferred units.

-	Carry no redemption rights.

-	12 months post issuance, convertible into common units on a variable conversion ratio 1.0:1.0 initially (Conversion ratio=Face Value/Conversion Price, or 1=$1.20/$1.20). The partnership can opt to designate a different Conversion Price. The partnership may reset a Maximum Conversion Amount.

In May 2023, the Partnership exchanged 500,000 Series B Preferred units, with a face value of $1.20 per unit. See Note 10.

In the first quarter of 2020, the partnership issued 166,667 Series A preferred units in exchange for $300,000 in cash.

In June 2022, the Partnership retired these units by the transfer of Note receivable with a principal of $300,000 and accrued interest of $39,100.

Distributions - Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement. During 2023 and 2022, the partnership distributed $0 and $544,474, respectively, to the limited partners.

Allocations of Profits and Losses Net profits and losses are allocated to all partners in proportion to each partner’s respective capital contribution. The GP participates in the profits of the Partnership at a rate of 20% above an 8% annualized return to the Limited Partners. Net profits and losses are defined as being net of GP profit participation, if any.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - PENALTY

In November 2023 UCA and a related party entered into a consent order with the Washington State Department of Financial Institutions agreeing to pay a $10,000 penalty and $2,500 in investigative costs for failing to register its Form 1-A offering with the State before receiving a subscription from a Washington State resident. The $12,500 was paid in November 2023.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

a) Material contracts On January 31, 2023, the partnership entered into a joint venture agreement between with Great Estate Builders LLC to operate an office to improve, rent and potentially sell the Property, and for such other purposes as the Joint Venturers may determine from time to time.

b) Other From time to time we may be subject to asserted claims and liabilities that may arise in the ordinary course of business. At June 30, 2024, and 2023, the partnership is not aware of any claims or related liabilities.

NOTE 18 - SUBSEQUENT EVENTS

The partnership has evaluated all events that have occurred subsequent to the Balance Sheet date through the date these financial statements were available for issuance to identify significant events requiring disclosure. Management determined that the following subsequent events were significant and required disclosure:

(a) On July 10, 2024, the partnership entered into an investment agreement with an unrelated third party for a convertible note receivable in the face amount of $150,000 to settle the $16,000 note (See Note 7) including accrued interest and the $60,000 note (See Note 19 f) ) including accrued interest and the $60,000 note and an additional $67,973 disbursed in cash under this note. This note carries a 10% interest rate with a maturity date of July 9, 2025. As of the date of this report, $150,000 balance is outstanding for this note

Item 4.	Exhibits

3.1	Certificate of Limited Partnership of UC Asset Filed previously with our Form 1A on February 12, 2018.

3.2	Limited Partnership Agreement, as amended and reinstated on March 31, 2023, filed previously with our Form 1-K on May 17, 2023

3.3a	SERIES A PREFERRED UNIT CANCELLATION AGREEMENT filed previously with our Form 1-SA on October 11, 2022

3.4	Certificate of Designation of Series B Preferred, filed previously with our Form 1-SA on August 21, 2023

10.1	Omitted

10.2	Employment Agreement of Jason Armstrong as the Manager of General Partner, previously filed with our Form 1-K on May 17, 2023

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset, LP

By (Signature and Title)

UCF Asset, LLC

/s/ Larry Xianghong Wu
Name:	Larry Xianghong Wu
Title:	Majority Member of General Partner
Date:	September 23, 2024